SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86722Y 101

(CUSIP Number)

Katherine T. Gates

Senior Vice President, General Counsel and Chief Compliance Officer

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

(630) 824-1000

With a copy to:

Mike Rosenwasser

Michael Swidler

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

(212) 408-2511

(212) 259-2511 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sun Coal & Coke LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	Sec Use Only
4 .	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,499,899 units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,499,899 units

11 .	Aggregate Amount Beneficially Owned by each Reporting Person 28,499,899 units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 61.65%*
14.	Type of Reporting Person OO

*	Calculation of percentage is based on a total of 46,227,148 common units outstanding as of February 4, 2019.

1.	Names of Reporting Persons. SunCoke Energy, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	Sec Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,499,899 units
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,499,899 units

11.	Aggregate Amount Beneficially Owned by each Reporting Person 28,499,899 units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 61.65%*
14.	Type of Reporting Person CO

*	Calculation of percentage is based on a total of 46,227,148 common units outstanding as of February 4, 2019.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) concerning the common units of SunCoke Energy Partners, L.P. (the “Partnership”) originally filed by SunCoke Energy, Inc. (“SXC”) and Sun Coal & Coke LLC (“SC&C” and, together with SXC, the “Reporting Persons”) on February 4, 2013, as amended by: Amendment No. 1 to Schedule 13D, filed on March 10, 2016; Amendment No. 2 to Schedule 13D, filed on November 7, 2016; Amendment No. 3 to Schedule 13D, filed on April 27, 2017; and Amendment No. 4 to Schedule 13D, filed on June 15, 2017 (the Original Schedule 13D, as so amended, the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein.

The Reporting Persons are hereby jointly filing this Amendment because, due to certain affiliations and relationships among them, they may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed to the Original Schedule 13D as Exhibit A.

Item 1. Security and Issuer

No changes to this Item.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a),(f) This Statement is filed by each of the following persons:

(i)	SunCoke Energy, Inc., a Delaware corporation; and

(ii)	Sun Coal & Coke LLC, a Delaware limited liability company and wholly owned subsidiary of SunCoke Energy, Inc.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is: 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

(c)	(i) SXC’s principal business is to hold equity interests in its subsidiaries, which own and operate metallurgical cokemaking facilities and coal logistics operations; and

(ii) SC&C’s principal business is to own and operate metallurgical cokemaking facilities and coal logistics operations through its operating subsidiaries.

(d)-(e)

Neither of the Reporting Persons nor, to the best of each such Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 4, 2019, the Partnership and its general partner SunCoke Energy Partners GP LLC (the “SXCP General Partner” and, together with the Partnership, the “SXCP Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SXC and its wholly owned subsidiary SC Energy Acquisition LLC (“Merger Sub”, and together with SXC, the “Parent Parties”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Partnership, with the Partnership being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in the Partnership (the “SXCP Common Units”) that is held by a unitholder other than SXC and any entities that are partially or wholly owned and controlled, directly or indirectly, by SXC, including Merger Sub, SC&C and the Partnership (such units, the “SXCP Public Units”), will be converted into the right to receive (x) 1.40 shares of validly issued, fully paid and non-assessable SXC common stock, par value $0.01 per share (the “Parent Common Stock”) and (y) a fraction of a share of Parent Common Stock equal to the product of (aa) the number of days beginning with the first day of the most recent full calendar quarter with respect to which a Partnership unitholder distribution record date has not occurred (or, if there is no such full calendar quarter, then beginning with the first day of the partial calendar quarter in which the Closing (as defined in the Merger Agreement) occurs), and ending on the day immediately prior to the Closing, multiplied by (bb) a daily distribution rate that is equal to the quotient of the most recent regular quarterly cash distribution paid by the Partnership divided by 90, such product divided by $10.91. All SXCP Common Units, other than the SXCP Public Units, will remain outstanding following the Merger.

The Board of Directors of SXC (the “Parent Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Parent Common Stock in connection with the Merger (the “Parent Stock Issuance”), are in the best interests of SXC and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Parent Stock Issuance, and (iii) resolved to submit the Parent Stock Issuance to a vote of SXC’s stockholders and recommend approval of the Parent Stock Issuance at a special meeting of SXC stockholders (the “Parent Stockholder Meeting”).

The conflicts committee of the board of directors of SXCP General Partner (the “SXCP Board”) (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interest of the Partnership, including the holders of SXCP Public Units, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting SXCP Special Approval under the First Amended and Restated Agreement of Limited Partnership of SXCP dated as of January 24, 2013 (as amended, the “SXCP Partnership Agreement”), and (c) recommended that the SXCP Board approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. Based upon such approval, the SXCP Board (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interest of the Partnership, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (c) directed that the Merger Agreement be submitted to a vote of holders of SXCP Common Units and authorized the holders of SXCP Common Units to act by written consent pursuant to Section 13.11 of the SXCP Partnership Agreement.

Completion of the Merger is conditioned upon, among other things: (i) the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, by holders of at least a majority of the outstanding SXCP Common Units; (ii) the absence of legal injunctions prohibiting the transactions contemplated by the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) with respect to the Parent Stock Issuance; (iv) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the Parent Common Stock to be issued in the Merger; (v) the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholder Meeting or any adjournment or postponement thereof to approve the Parent Stock Issuance; (vi) the receipt of all governmental consents and approvals, the absence of which would, individually or in the aggregate, have a material adverse effect on either SXC or the Partnership; and (vii) the clearing of the prospectus/consent statement/proxy statement by the Securities and Exchange Commission (“SEC”) and the mailing of such to holders of Parent Common Stock and SXCP Common Units.

The Merger Agreement also contains (i) customary representations and warranties of the Parent Parties and the SXCP Parties, and (ii) covenants of the Parent Parties and the SXCP Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

The Merger Agreement also provides that prior to, but not after, the approval by the SXC stockholders of the Parent Stock Issuance, the Parent Board may, (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Partnership, its recommendation that the SXC stockholders approve the Parent Stock Issuance or (ii) fail to include such recommendation in the prospectus/consent statement/proxy statement, in each case, if the Parent Board determines in good faith (after consultation with SXC’s financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders under applicable law, subject to complying with certain notice and other specified conditions, including giving the Partnership the opportunity to make adjustments to the terms of the Merger Agreement during a notice period and the payment of a termination fee in connection with a termination of the Merger Agreement.

The Merger Agreement contains provisions granting both SXC and the Partnership the right to terminate the Merger Agreement for certain reasons, including, among others, if: (i) the Merger is not completed on or before September 30, 2019 (the “Termination Date”); (ii) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger; (iii) the Parent Stockholder Meeting shall have concluded and the Parent Stock Issuance shall not have been approved; or (iv) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured prior to the Termination Date. The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, SXC may be required to either (1) pay SXCP a termination fee of $6 million and/or (2) reimburse SXCP for its transaction expenses.

On February 4, 2019, concurrently with the execution of the Merger Agreement, the Partnership and SC&C entered into a support agreement (the “Support Agreement”), pursuant to which, subject to the terms and conditions therein, SC&C has agreed to deliver a written consent (the “Written Consent”), covering all of the SXCP Common Units beneficially owned by it (the “Covered Units”), approving the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. The Written Consent will be delivered within two business days after the Registration Statement becomes effective under the Securities Act of 1933, as amended. As of February 4, 2019, SC&C owned 28,499,899 SXCP Common Units, representing approximately 61.65% of the total SXCP Common Units then issued and outstanding. The delivery of the Written Consent by SC&C with respect to the SXCP Common Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger with respect to the Partnership’s unitholders.

The Support Agreement also generally prohibits SC&C from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the time the Merger becomes effective, the termination of the Merger Agreement and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

Each of the Merger Agreement and the Support Agreement is incorporated herein by reference to provide investors and security holders with information regarding their terms. The Merger Agreement and the Support Agreement are not intended to provide any other factual or financial information about SXC, the Partnership, the other parties to the Merger Agreement and the Support Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in each of the Merger Agreement and the Support Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement and the Support Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement and the Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of SXC, the Partnership, the other parties to the Merger Agreement and the Support Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in public disclosures by SXC and the Partnership. The Merger Agreement and the Support Agreement should not be read alone, but should be read in conjunction with the other information regarding SXC, the Partnership and the Merger that will be contained in, or incorporated by reference into, the prospectus/consent statement/proxy statement that SXC and the Partnership will be filing in connection with the Merger, as well as in the other filings that each of SXC and the Partnership make with the SEC.

The foregoing description of the Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Support Agreement, copies of which are filed as Exhibit 2.1 and Exhibit 10.1, respectively, to SXC’s Current Report on Form 8-K (File No. 001-35243) filed with the SEC on February 5, 2019 and the terms of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)The percent of class provided for each Reporting Person below is based on 46,227,148 common units outstanding as of February 4, 2019.

1.	Sun Coal & Coke LLC

(a)	Amount beneficially owned: 28,499,899

Percent of class: 61.65%

(b)	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 28,499,899

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 28,499,899

2.	SunCoke Energy, Inc.

(a)	Amount beneficially owned: 28,499,899

Percent of class: 61.65%

(b)	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 28,499,899

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 28,499,899

(c)

Except as described in this Amendment, the Reporting Persons and their respective executive officers and directors listed on Schedule A hereto have not effected any transactions with respect to common units in the Partnership during the past sixty (60) days.

(d)

Except as described in this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common units beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information provided in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description

1	Agreement and Plan of Merger dated as of February 4, 2019, by and among SunCoke Energy, Inc., SC Energy Acquisition LLC, SunCoke Energy Partners, L.P., and SunCoke Energy Partners GP LLC (incorporated by reference to Exhibit 2.1 to SunCoke Energy, Inc.’s Current Report on Form 8-K filed with the SEC on February 5, 2019 (File No. 001-35243)).

2	Support Agreement, dated as of February 4, 2019, by and between SunCoke Energy Partners, L.P., and Sun Coal & Coke LLC (incorporated by reference to Exhibit 10.1 to SunCoke Energy, Inc.’s Current Report on Form 8-K filed with the SEC on February 5, 2019 (File No. 001-35243)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 5, 2019

SUN COAL & COKE LLC

By:	/s/ Fay West
Name:	Fay West
Title:	Senior Vice President and Chief Financial Officer

SUNCOKE ENERGY, INC.

By:	/s/ Fay West
Name:	Fay West
Title:	Senior Vice President and Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of SunCoke Energy, Inc.

Name(1)	Position	Principal Occupation	Citizenship	Units

Michael A. Rippey	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of SXC	United States	0

Fay West	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of SXC	United States	0

Katherine T. Gates	Senior Vice President, General Counsel and Chief Compliance Officer	Senior Vice President, General Counsel and Chief Compliance Officer of SXC	United States	0

P. Michael Hardesty	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke of SXC	United States	6,031

Gary P. Yeaw	Senior Vice President, Human Resources	Senior Vice President, Human Resources of SXC	United States	2,500

Allison S. Lausas	Vice President and Controller	Vice President, Finance and Controller of SXC	United States	300

John W Rowe	Chairman and Lead Director	Director of SXC and Northern Trust Corporation	United States	0

Alvin Bledsoe	Director	Director of SXC and Crestwood Equity GP LLC	United States	6,188

Peter B. Hamilton	Director	Director of SXC	United States	0

Susan R. Landahl	Director	Director of SXC and Senior Vice President of Exelon Generation Company	United States	0

Robert A. Peiser	Director	Director of SXC and USA Truck, Inc.	United States	0

James E. Sweetnam	Director	Director of SXC and Republic Airways Holdings	United States	16,100

(1)	The business address of each of the directors and executive officers of SXC listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

Directors and Executive Officers of Sun Coal & Coke LLC

Name(1)	Position	Principal Occupation	Citizenship	Units

P. Michael Hardesty	President	President of SC&C	United States	6,031

Fay West	Senior Vice President & Chief Financial Officer and Sole Director	Senior Vice President & Chief Financial Officer of SC&C Sole Director of SC&C	United States	0

Allison S. Lausas	Vice President & Controller	Vice President & Controller of SC&C	United States	300

(1)	The business address of each of the directors and executive officers of SC&C listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.